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18000988

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received FEB 27 2018 WASH, D.C.

SEC FILE NUMBER
8- 42399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE ROCKWELL FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 W. OLD COUNTRY ROAD, Suite 3
(No. and Street)

HICKSVILLE (City) NY (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL HALKITIS (516) 499-9453
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

INCORVAIA & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

386 N. BROADWAY, #408 (Address) JERICHO (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, MICHAEL HALKITIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE ROCKWELL FINANCIAL GROUP, INC., as of DECEMBER 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael J Halkitis
Signature

PRESIDENT / FINOP
Title

Dawn Marrero
Notary Public

DAWN M MARRERO
Notary Public – State of New York
NO. 01MA6119930
Qualified in Nassau County
My Commission Expires Feb 9, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKWELL FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PERSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED

DECEMBER 31, 2017

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY – SUITE 408
JERICHO, NEW YORK 11753-2109
WWW.INCORVAIALLP.COM

ANTHONY C. INCORVAIA, CPA

TEL. (516) 942-7600
FAX (516) 942-3712

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Rockwell Financial Group, Inc.
Hicksville, New York

We have audited the accompanying financial statements of Rockwell Financial Group, Inc. (a New York corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY – SUITE 408
JERICHO, NEW YORK 11753-2109
WWW.INCORVAIALLP.COM

ANTHONY C. INCORVAIA, CPA

TEL. (516) 942-7600
FAX (516) 942-3712

INDEPENDENT AUDITORS' REPORT (cont'd)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and the computation for determination of reserve requirements under rule 15c3-3 of the Securities Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Rockwell Financial Group, Inc. financial statements. The computation of net capital under the rule 15c3-1 and the computation for determination of reserve requirements under rule 15c3-3 of the Securities Exchange Commission are under the responsibility of Rockwell Financial Group, Inc. Our audit procedures included determining whether the net capital under rule 15c3-1 reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital under rule 15c3-1. In forming our opinion on the computation of net capital under rule 15c3-1, we evaluated whether the computation of net capital under rule 15c3-1, included its form and content is presented in conformity with 17 C.F.R. §240. 17a-5. In our opinion, the computation of net capital under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 9-16 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Incorvaia & Associates

Jericho, New York
February 9, 2018

ROCKWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets:		
Cash	$	194,382
Prepaid expenses		14,300
Total current assets		208,682
Other assets:		
Clearing firm deposit		25,022
Total other assets		25,022
TOTAL ASSETS	$	233,704

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses	$	201,496
Total liabilities		201,496
Stockholder's equity		
Common stock (100 shares authorized, issued and outstanding, no par value)		100
Additional paid-in capital		119,845
Accumulated deficit		(87,737)
Total stockholder's equity		32,208
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	233,704

See accompanying notes to financial statements